Exhibit 99.1

News

FOR IMMEDIATE RELEASE

RADCOM Reports First Quarter 2019 Results

●	First quarter revenues of $6 million

●	Entered into a three-year contract with AT&T to continue the successful relationship

●	Cash and cash equivalents and short-term bank deposits of $56.8 million and no debt

TEL AVIV, Israel – May 7, 2019 − RADCOM Ltd. (NASDAQ: RDCM) today reported its financial results for the first quarter ended March 31, 2019.

“The year began with the signing of a 3-year agreement with AT&T which validates our close working relationship. We are encouraged by the ongoing trust they place in our advanced virtualized technology which we continue to develop, enhance, and deliver for their pioneering network transformation” commented Mr. Yaron Ravkaie, RADCOM’s CEO. “We are reiterating our guidance of $28-$32 million for 2019 and continue to focus on delivering innovative solutions to our customers by investing in R&D and maintaining our position as the ’go to’ assurance vendor of telco virtualization. We expect our continued product development will bear fruit when more operators are ready to move forward with their transition to NFV and begin their 5G rollouts.”

First Quarter 2019 Financial Highlights:

●	Revenues: Total revenues for the first quarter were $6.0 million, down 45% compared to $10.9 million in the first quarter of 2018.

●	Net Income (loss): GAAP net loss for the period was $3.1 million, or $0.23 per diluted share, compared to GAAP net income of $0.3 million, or $0.02 per diluted share for the first quarter of 2018.

●	Non-GAAP Net Income (loss): Non-GAAP net loss for the period was $2.7 million, or $0.20 per diluted share, compared to non-GAAP net income of $1.0 million, or $0.07 per diluted share for the first quarter of 2018.

●	Balance sheet: As of March 31, 2019, the Company had cash and cash equivalents and short-term bank deposits of $56.8 million and no debt.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 AM Eastern Daylight Time (3:00 PM Israel Daylight Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-888- 668-9141

From other locations: +972-3-918-0610

For those unable to listen to the call at the time, a replay will be available from May 8th on RADCOM's website.

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For all investor enquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:
Amir Hai

CFO

+972-77-774-5011

amir.hai@radcom.com

About RADCOM

RADCOM (NASDAQ: RDCM) is the leading expert in cloud-native Network Intelligence for telecom operators transitioning to SDN/NFV. Providing a critical first step in an operator's NFV transformation, RADCOM's Network Intelligence delivers end-to-end network visibility from virtual tapping point to network insights. Comprised of RADCOM Service Assurance, RADCOM Network Visibility, and RADCOM Network Insights, RADCOM's Network Intelligence portfolio provides operators with complete visibility across their virtual and hybrid networks. RAD COM Network Intelligence is automated, cost-efficient, and provides on-demand functionality that is specifically designed for the needs of telecom operators. RADCOM specializes in assuring next-generation, high capacity networks, including LTE, Advanced-LTE, 5G, IMS, SDN/NFV and others. For more information on how to RADCOMize your network, today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe,” ”may,” “might,” “predict,” ”potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its continued investment in technology to meet the needs of its clients, the expected role of NFV and the Company’s solutions in 5G networks, the Company’s technological leadership or industry recognition, the Company’s pipeline of opportunities, and its revenue guidance, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2019	2018
Revenues	$6,046	$10,903
Cost of revenues	1,837	2,890
Gross profit	4,209	8,013
Research and development, gross	4,645	3,744
Less - royalty-bearing participation	404	-
Research and development, net	4,241	3,744
Sales and marketing	2,446	3,240
General and administrative	797	998
Total operating expenses	7,484	7,982
Operating income (loss)	(3,275)	31
Financial income, net	140	302
Income (loss) before taxes on income	(3,135)	333
Taxes on income	(9)	(11)
Net income (loss)	$(3,144)	$322
Basic net income (loss) per ordinary share	$(0.23)	$0.02
Diluted net income (loss) per ordinary share	$(0.23)	$0.02
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	13,749,528	13,498,100
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	13,749,528	13,785,938

RADCOM LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2019	2018
GAAP gross profit	$4,209	$8,013
Stock-based compensation	29	40
Non-GAAP gross profit	$4,238	$8,053
GAAP Research and development, net	$4,241	$3,744
Stock-based compensation	178	208
Non-GAAP Research and development, net	$4,063	$3,536
GAAP sales and marketing	$2,446	$3,240
Stock-based compensation	146	229
Non-GAAP sales and marketing	$2,300	$3,011
GAAP general and administrative	$797	$998
Stock-based compensation	87	199
Non-GAAP general and administrative	$710	$799
GAAP total operating expenses	$7,484	$7,982
Stock-based compensation	411	636
Non-GAAP total operating expenses	$7,073	$7,346
GAAP operating income (loss)	$(3,275)	$31
Stock-based compensation	440	676
Non-GAAP operating income (loss)	$(2,835)	$707
GAAP income (loss) before taxes on income	$(3,135)	$333
Stock-based compensation	440	676
Non-GAAP income (loss) before taxes on income	$(2,695)	$1,009
GAAP net income (loss)	$(3,144)	$322
Stock-based compensation	440	676
Non-GAAP net income (loss)	$(2,704)	$998
GAAP net income (loss) per diluted share	$(0.23)	$0.02
Stock-based compensation	0.03	0.05
Non-GAAP net income (loss) per diluted share	$(0.20)	$0.07
Weighted average number of shares used to compute diluted net income (loss) per share	13,749,528	13,785,938

RADCOM Ltd.
Consolidated Balance Sheets
 (thousands of U.S. dollars)

	As of	As of
	March 31, 2019	December 31, 2018
	(unaudited)
Current Assets
Cash and cash equivalents	$15,579	$61,988
Short-term bank deposits	41,210	-
Trade receivables, net	22,455	20,381
Inventories	321	251
Other receivables	1,886	1,766
Total Current Assets	81,451	84,386
Severance pay fund	3,083	2,967
Other long-term receivables	379	346
Property and equipment, net	1,794	1,832
Operating lease right-of-use assets	5,678	-

Total Assets	$92,385	$89,531

Liabilities and Shareholders' Equity

Current Liabilities
Trade payables	$1,535	$1,559
Deferred revenue	206	266
Employee and payroll accruals	3,343	3,420
Operating lease liabilities	1,156	-
Other payables and accrued expenses	2,038	2,281
Total Current Liabilities	8,278	7,526

Long-Term Liabilities
Deferred revenue	107	100
Accrued severance pay	3,562	3,425
Operating lease liabilities	4,681	-
Total Long-Term Liabilities	8,350	3,525

Total Liabilities	$16,628	$11,051

Shareholders' Equity
Share capital	$644	$643
Additional paid-in capital	136,169	135,730
Accumulated other comprehensive loss	(2,631)	(2,612)
Accumulated deficit	(58,425)	(55,281)

Total Shareholders' Equity	75,757	78,480
Total Liabilities and Shareholders' Equity	$92,385	$89,531